Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: North Pittsburgh Systems, Inc.
Commission File No.: 0-13716

For Immediate Release	CONTACT: Laura ZuHone
July 2, 2007	(217) 234-5965

Consolidated Communications to purchase Pennsylvania

telecommunications company

MATTOON - Consolidated Communications Holdings, Inc. (Nasdaq: CNSL) announced today that it has entered into a definitive agreement to acquire North Pittsburgh Systems, Inc. (Nasdaq: NPSI) for $375.1 million.

North Pittsburgh Systems, Inc. operates North Pittsburgh Telephone Co., a 101-year-old telecommunications company in western Pennsylvania, as well as competitive local exchange carrier and interexchange carrier Penn Telecom and Internet service provider Nauticom. The corporation has more than 300 employees, and some 144,100 total connections. North Pittsburgh Telephone has a 285-square-mile service area including the counties of Allegheny, Armstrong, Butler and Westmoreland.

The sale is expected to close in the fourth quarter of 2007 or first quarter of 2008, subject to certain customary conditions, including approvals from federal and Pennsylvania regulators.

Bob Currey, Consolidated Communications’ president and CEO, said the acquisition would complement Consolidated’s operations in Illinois and Texas, and allow the company to leverage its assets and enhance the telecommunications offerings in North Pittsburgh’s service area.

“The North Pittsburgh team has established a strong reputation with their customers and in the communities they serve. North Pittsburgh delivers an attractive market, a strong network, and history of success, providing a solid foundation on which we can build. The team at Consolidated has a proven track record of combining telecommunications properties and achieving efficiencies for the combined company.” said Currey. “This acquisition strengthens our company and will have an overall positive impact on our business.”

Founded in 1894, Consolidated Communications Holdings, Inc., (NASDAQ: CNSL) is a family of companies providing advanced voice, data, and video services to both business and residential customers. Services include local and long distance, high-speed Internet, digital TV, private line, carrier services, wireless phone and VoIP. Serving markets in Illinois and Texas, Consolidated Communications operates the 14th largest independent local telephone company in the nation. Its related businesses complement its core telecommunications business and include directory services, business systems, retail and operator services, call completion services, and fully-integrated telemarketing and fulfillment services. Additional information about Consolidated Communications Holdings, Inc. and its products and service is available at www.consolidated.com.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of North Pittsburgh.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

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